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Robin Deliso

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EnerNOC Completes Acquisition of World Energy Solutions

- Acquisition Increases Energy Procurement Functionality and Grows Enterprise Customer Base -

BOSTON, MA, JANUARY 5, 2015 – EnerNOC, Inc. (NASDAQ: ENOC), a leading provider of energy intelligence software (EIS), today announced that it has closed the previously announced acquisition of World Energy Solutions, Inc. (NASDAQ: XWES), an energy management software and services firm that helps enterprises simplify the energy procurement process through a suite of Software-as-a-Service (SaaS) tools. To date, World Energy has transacted more than $45 billion in electricity, natural gas, and environmental commodities for its customers, making it one of the top energy procurement specialists in the U.S. by revenue and volume.

“We’re excited to finalize the acquisition of World Energy Solutions, shift our focus to the integration of our product platforms and teams, and deliver additional value to our enterprise customers,” said Tim Healy, Chairman and CEO of EnerNOC.

EnerNOC acquired World Energy for a purchase price of $5.50 per share, and the assumption of debt for a total transaction value of approximately $77 million in cash. The acquisition occurred through a merger under Section 251(h) of the General Corporation Law of the State of Delaware following the successful completion of EnerNOC’s previously announced tender offer to purchase all outstanding shares of common stock of World Energy Solutions for $5.50 per share in cash. The tender offer expired at 11:59 pm EST on January 2, 2015. The acquisition is expected to provide EnerNOC with approximately $30 million in incremental Annual Recurring Revenue (ARR), giving the Company approximately $50 million of ARR from enterprise customers. The acquisition is expected to be accretive to EnerNOC earnings in 2016.

As of the expiration of the tender offer, approximately 11.3 million shares were validly tendered and not withdrawn in the tender offer, representing 89% of World Energy Solutions’ outstanding shares, according to the depositary. The condition to the tender offer that a majority of World Energy Solutions’ outstanding shares on a fully diluted basis be validly tendered and not withdrawn has been satisfied. All shares that were validly tendered and not withdrawn have been accepted for payment. The depositary has also informed EnerNOC that Notices of Guaranteed Delivery have been delivered with respect to 135,999 additional shares, representing approximately 1% of World Energy Solution’s currently outstanding shares.

As a result of the merger, all remaining eligible World Energy Solutions shares were converted into the right to receive $5.50 per share in cash, without interest and less any applicable withholding taxes, the same price that was paid in the tender offer, and World Energy Solutions shares will cease to be traded on the NASDAQ Global Market.

About EnerNOC

EnerNOC is a leading provider of cloud-based energy intelligence software (EIS) and services to thousands of enterprise customers and utilities globally. EnerNOC’s EIS solutions for enterprise customers improve energy productivity by optimizing how they buy, how much they use, and when they use energy. EIS for enterprise includes supply management, utility bill management, facility optimization, visibility and reporting, project management, demand management, and demand response. EnerNOC’s EIS solutions for utilities help maximize customer engagement and the value of demand-side resources, including demand response and energy efficiency. EnerNOC supports customer success with its world-class professional services team and a Network Operations Center (NOC) staffed 24x7x365. For more information, visit www.enernoc.com.

Safe Harbor Statement

Statements in this press release regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects, including, without limitation, statements relating to EnerNOC’s vision for EIS, EnerNOC’s ability to help enterprises control costs and stay competitive in an increasingly global marketplace, the ability of the acquisition to deliver value to EnerNOC’s enterprise customers, the acceleration of EnerNOC’s product roadmap and the addition of $30 million to EnerNOC’s enterprise annual recurring revenue, may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects; our ability to retain key executives and employees; slowdowns or downturns in economic conditions, relationships with strategic partners, the presence of competitors with greater financial resources than ours and their strategic response to our products; and our ability to successfully integrate World Energy and the associated technology and achieve operational efficiencies, as well as those risks, uncertainties and factors referred to under the section “Risk Factors” in EnerNOC’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, as well as other documents that may be filed by EnerNOC from time to time with the Securities and Exchange Commission. As a result of such risks, uncertainties and factors, the Company’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. EnerNOC is providing the information in this press release as of this date and assumes no obligations to update the information included in this press release or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

EnerNOC, Inc. Investor Relations

Sarah McAuley

617-532-8195

news@enernoc.com